April 21, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Gladstone Land Corporation (the “Company”)

Form S-3, Registration No. 333-294917

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective as of 5:00 p.m. (Eastern time) on April 23, 2026, or as soon as practicable thereafter.

Please contact our legal counsel, Abby E. Brown, of Squire Patton Boggs (US) at (202) 457-5668, if you have any questions concerning this request.

Very truly yours,

Gladstone Land Corporation

By:	/s/ Lewis Parrish
Lewis Parrish
Chief Financial Officer

cc:	Erich Hellmold, Co-General Counsel

Michael LiCalsi, Co-General Counsel

Abby E. Brown, Squire Patton Boggs (US) LLP